PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

October 6, 2005

BY COURIER

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Long:

Subject:

Project Romania Inc.

Amendment No. 4 to Form SB-2 filed October 6, 2005

File No. 333-123479

This letter is in response to your comment letter dated September 28, 2005, regarding the registration statement on Form SB-2 filed by Project Romania Inc., and accompanies Amendment No. 4 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined and clean copies each of Amendment No. 4.

Risk Factors

1.

We note your response to prior comment 28 regarding the role and responsibilities of the board. In particular, we note that in the event of a deadlock, the chair is entitled to cast the vote to cure a deadlock. Given that there are only two board members, one of which is designated the chair, it appears that the chair essentially has the ability to decide any vote that comes before the board and you should include a risk factor discussing that fact.

Response: Risk factor added to the prospectus as requested.

2.

We note the statement “In the near future, in order for us to continue with out VoIP program in Romania, we will need to raise additional capital.” This statement appears to suggest that you will not have enough funds to continue your business operations in the next twelve months, as stated in the Plan of Operations section of Management’s Discussion and Analysis. Please revise your disclosures to clarify whether you will have sufficient funds to operate your business over the next twelve months, as well as when you anticipate you will need to raise additional funding.

Response: We have already stated in the Plan of Operations section of Management’s Discussion and Analysis that we will have sufficient funds to operate our business over the next twelve months. We advise supplementally that we have deleted the contradictory language under Plan of Distribution stating that we will need to raise additional capital to continue our VoIP program in Romania in the near term. We further advise supplementally that we have added language to the prospectus under the Plan of Operations section of Management’s Discussion and Analysis to expressly provide that Mr. Stunden’s loan commitments expires on September 19, 2006 and that we anticipate that we will need to raise additional funds after this time.

3.

Please quantify and state the amount outstanding on the financing provided by Mr. Stunden.

Response: We have already quantified and stated the amount outstanding on the financing provided by Mr. Stunden as of April 20, 2005 in the Liquidity and Capital Resources section of the prospectus. We have updated this amount as of May 27, 2005, the latest practicable date for this item. We advise supplementally that we have also added a disclosure to the “Certain Relationships and Related Transactions” section of the prospectus containing the same information. We further advise supplementally that we have updated the amount outstanding under the bank line of credit in the Liquidity and Capital Resources section of the prospectus, as of September 14, 2005.

4.

Please tell us what you mean when you state that “none [of your competitors] market their VoIP services as VoIP services per se.” In this regard, we note a recent press release regarding Astral Telecom discussing their services and noting it launched VoIP services in 2003.

Response: The statement to which you refer is used in the context of a discussion concerning the “dominant players” in the “general voice telecommunications market in Romania” (i.e. Romtelecom, Atlas Telecom, Astral Telecom and RDSTel). As stated in the prospectus, all these businesses are known to the general public as “fixed line businesses providing, among other things, voice services via fixed line connections.” Although we believe some or all of these players use VoIP technologies to route portions of their calls, to the best of our knowledge, none of these businesses market their voice services as VoIP services. A search of news releases on the Astral Telecom website found the following release dealing with VoIP:

Bucharest, May 21st, 2003. Cisco Systems and BearingPoint, Inc. (NYSE: BE), one of the biggest business consultancies and system integrators at global level, announced today their future collaboration with Astral Telecom, one of the most important providers of integrated electronic communication services in Romania, to offer the subscribers Voice over IP (VoIP) services.

This appears to be the single reference to VoIP services in the Astral Telecom library of press releases. We note that the press release refers to “future collaboration … to offer subscribers “Voice over IP (VoIP) services.” We are not aware of any Astral Telecom advertising campaign since May, 2003 to generate voice business based on a VoIP model alone. More recent Astral Telecom press releases use terms like “provider of integrated electronic communication services” (news release Bucharest, 2005-03-30) and “national provider of integrated electronic landline communication services” (news release Bucharest, 2004-10-21) when describing the position of Astral Telecom in the general voice telecommunications market in Romania. We believe this is indicative of a marketing approach amongst Astral Telecom and the other large Romania telcos not to “pigeonhole” themselves as VoIP providers. We, on the other hand, are marketing ourselves as a VoIP provider with the clear cost savings associated with this form of telecommunication.

5.

Clarify why a computer is not necessary for your service. State whether the ibox connects the telephone directly to the high speed internet connection or whether some other device is required. Describe how the service is provided using a wireless connection. In addition, given that you provide the installation of the ibox, clarify how you “provide a hardware product that [y]our customers can take with them to make calls from other locations.”

Response: While a computer is a complement to our service, it is not necessary for the operation of the service. To place and receive telephone calls via the Internet using an ibox, the only requirements are a broadband connection/modem, a power source and a telephone. The subscriber’s telephone and broadband modem are connected to the ibox via different ports on the ibox. No device other than the ibox is required to enable the telephone to “connect” to the Internet. If the subscriber wishes, the ibox (already connected to the broadband modem and telephone) may also be connected to the subscriber’s computer and telephone line outlet to allow subscriber access to the world wide web (including account information) and the public switched telephone network respectively.

The ibox works the same whether it is connected to a fixed or wireless modem. So long as the modem provides high-speed broadband Internet access, it makes no difference whether the Internet connection occurs via a landline or wirelessly.

The installation process primarily involves activation of the ibox by our technical staff. Once activated, an ibox requires only a broadband connection/modem, a power source and a telephone to operate. The ibox itself is portable and can be connected to another broadband modem and telephone at a remote site. A subscriber with even the most rudimentary technical skills should be able to use his or her ibox to access the Internet to make and receive telephone calls at a remote site.

We have revised the “Principal Products and Services” and “Competitive business conditions and our competitive position in the industry and methods of competition” sections of the prospectus to include the above information.

We trust all of the foregoing is satisfactory.

Yours truly,

“R. Michael Stunden”

R. Michael Stunden

c.c. Gary Henrie